Exhibit 2.2

EXECUTION VERSION
Implementation Agreement Universe Bidco Limited and URS Corporation and Scott Wilson Group plc

June 2010

THIS AGREEMENT is made on                                                                                  June 2010

BETWEEN:

(1)
UNIVERSE BIDCO LIMITED (registered in England and Wales with registered number 7289402) whose registered office is at Washington House, Birchwood Park Avenue, Birchwood, Warrington WA3 6GR ("Bidco"); and

(2)	URS CORPORATION, a Delaware Corporation whose registered office is at 600 Montgomery Street, 26th Floor, San Francisco, California 94111-2728 ("Universe"); and

(3)	SCOTT WILSON GROUP PLC (registered in England and Wales with registered number 5639381) whose registered office is at Scott House, Alençon Link, Basingstoke, Hampshire RG21 7PP) ("Star"),

(each a "party" and together the "parties").

RECITALS

(A)
Universe proposes to announce immediately following the execution of this Agreement a firm intention to make a recommended cash and loan note acquisition of the entire issued and to be issued share capital of Star pursuant to Rule 2.5 of the Takeover Code.

(B)
The Acquisition will be made by Bidco, a wholly-owned subsidiary undertaking of Universe on the terms and subject to the conditions: (i) referred to in the Rule 2.5 Announcement and this Agreement; and (ii) to be set out in the Acquisition Document.

(C)
Bidco, Universe and Star intend that the Acquisition will be implemented by way of the Scheme, although Bidco and Universe reserve the right, as set out in this Agreement and the Rule 2.5 Announcement, to implement the Acquisition by way of the Takeover Offer.

(D)
The parties are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Acquisition (whether by way of the Scheme or the Takeover Offer) and certain matters relating to the conduct of the business of the Star Group pending the Acquisition Effective Date.

(E)
Universe and Star have entered into a separate letter agreement dated 15 June 2010 pursuant to which Star has (i) granted Universe certain matching rights, and (ii) agreed to break fee and certain non-solicitation restrictions.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement (including the recitals), the following terms and expressions shall have the following meanings:

"Acquisition" means the direct or indirect acquisition of the entire issued and to be issued share capital of Star by Universe (other than any Star Shares already held by Universe (if any)), to be effected by way of (i) the Scheme; or (ii) the Takeover Offer (as the case may be);

"Acquisition Conditions" means the terms and conditions set out in Appendix I of the Rule 2.5 Announcement;

"Acquisition Document" means (i) if the Scheme is (or is to be) implemented, the Scheme Circular; or (ii) if the Takeover Offer is (or is to be) implemented, the Takeover Offer Document;

"Acquisition Effective Date" means (i) if the Scheme is (or is to be) implemented, the date that the Scheme becomes effective in accordance with its terms; or (ii) if the Takeover Offer is (or is to be) implemented, the date that the Takeover Offer becomes or is declared unconditional in all respects;

"Bidco Directors" means the directors of Bidco;

"Business Day" means a day (other than a Saturday or Sunday) on which banks in the UK are generally open for business;

"Clearances" means all consents, clearances, permissions and waivers necessary and all filings and the expiry of all waiting periods necessary, from or under the laws, regulations or practices applied by any Relevant Authority in connection with the implementation of, in each case to the extent relevant, the Acquisition (including, but not limited to any such consents, clearances, permissions, waivers and all filings and the expiry of all waiting periods as are set out in the Conditions) where, in the case of those consents, clearances, permissions and waivers, the direct consequence of a failure to obtain any such consent, clearance, permission or waiver would be of material significance in the context of the Acquisition and, in the case of waiting periods, where the direct consequence of a failure to wait for the expiry, lapse or termination of any such waiting periods would be of material significance in the context of the Acquisition and references to Clearances having been satisfied shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired, on terms satisfactory to Universe;

"Companies Act" means the Companies Act 2006 (as amended or re-enacted from time to time);

"Conditions" means (i) if the Scheme is (or is to be) implemented, the terms and conditions comprising the Scheme Conditions; or (ii) if the Takeover Offer is (or is to be) implemented, the terms and conditions comprising the Takeover Offer Conditions;

"Confidentiality Agreement" means the confidentiality agreement between Universe and Star in relation to the Acquisition dated 28 May 2010;

"Court" means the High Court of Justice in England and Wales;

"Court Meeting" means the meeting of holders of Scheme Shares (and any adjournment thereof) to be convened by order of the Court pursuant to section 896 of the Companies Act to consider and, if thought fit, to approve the Scheme;

"Court Orders" means the Scheme Court Order and the Reduction Court Order;

"Group" means, in relation to any person, that person and any companies which are holding companies, subsidiaries or subsidiary undertakings of that person or of any such holding company;

"holding company" shall have the meaning ascribed to it in section 1159 of the Companies Act;

"Inducement Fee Letter" means the letter agreement described in Recital (E);

"Listing Rules" means the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name;

"Loan Notes" means the loan notes to be issued by Universe Bidco under the Loan Note Alternative (as defined in the 2.5 Announcement);

"Longstop Date" means the date falling four months after the date on which the Rule 2.5 Announcement is issued;

"Major Transaction" means any proposal by Star or any other member of its Group to dispose of any significant part of its business or assets or any other transaction requiring the approval of Star Shareholders under the Listing Rules or under Rule 21.1 of the Takeover Code;

"Meetings" means the Court Meeting and the Shareholders' Meeting;

"Panel" means the Panel on Takeovers and Mergers;

"Reduction Court Hearing" means the hearing of the Court to confirm the Reduction of Capital;

"Reduction Court Order" means the order of the Court confirming the Reduction of Capital under section 641 of the Act;

"Reduction of Capital" means the reduction of Star's share capital provided for by the Scheme;

"Reduction Record Time" means 6 p.m. on the Business Day before the Reduction Court Hearing;

"Registrar" means the Registrar of Companies for England and Wales;

"Relevant Authority" means any central bank, court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction and including, without limitation, the UK Office of Fair Trading, the UK Listing Authority and the Panel;

"Rule 2.5 Announcement" means the draft press announcement set out in Schedule 1;

"Scheme" means the proposed scheme of arrangement proposed under section 899 of the Companies Act between Star and the holders of the Scheme Shares, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Universe, the full terms of which will be set out in the Scheme Circular or (as the case may be) any supplemental circular(s);

"Scheme Circular" means the document to be despatched to Star Shareholders and others by Star containing, amongst other things, the Scheme, the Scheme Conditions and other relevant terms and conditions, certain information about Universe and Star and the notices of the Meetings and, where the context so admits, includes any form of proxy, election, notice, court document, meeting advertisement or other document reasonably required in connection with the Scheme;

"Scheme Conditions" means the Acquisition Conditions, which shall be incorporated into the Scheme Circular;

"Scheme Court Hearing" means the hearing of the Court to sanction the Scheme;

"Scheme Court Order" means the order of the Court sanctioning the Scheme under section 899 of the Companies Act;

"Scheme Shareholders" means the holders of Scheme Shares;

"Scheme Shares" has the meaning given in the Rule 2.5 Announcement;

"Shareholders' Meeting" means the general meeting of shareholders of Star to be convened in connection with the Scheme to consider and, if thought fit, to approve certain resolutions in relation to the Scheme and, the Acquisition (with or without amendment) and any adjournment thereof;

"Star Directors" means the directors of Star from time to time;

"Star Shareholders" means the holders of Star Shares;

"Star Share Schemes" means each of the following share schemes operated by the Star Group being The Star Approved Share Option Scheme, The Star SAYE Share Option Scheme, The Star Unapproved Share Option Scheme and The Star Long Term Incentive Plan, all adopted by Star in 2005;

"Star Shares" means the 73,595,034 ordinary shares of 10 pence each in the capital of Star in issue as at the date of this Agreement (for the avoidance of doubt excluding any such shares held in treasury);

"subsidiary" shall have the meaning ascribed to it in section of 1159 of the Companies Act;

"subsidiary undertaking" shall have the meaning ascribed to it in section 1162 of the Companies Act;

"Supplemental Document" has the meaning given in clause 4.5;

"Takeover Code" means the City Code on Takeovers and Mergers, as amended from time to time;

"Takeover Offer" means a takeover offer (within the meaning of Section 974 of the Companies Act) for the entire issued and to be issued share capital of Star (other than any shares held by Universe (if any)) including any amendment or revision thereto, the full terms of which will be set out in the Takeover Offer Document or (as the case may be) any revised offer document(s);

"Takeover Offer Conditions" means the Acquisition Conditions, so far as applicable and subject to appropriate amendments for the Takeover Offer, including (without limitation) the deletion of the Condition set out in paragraph A.2 of Appendix 1 to the Rule 2.5 Announcement and its replacement with a condition that the Takeover Offer be conditional on valid acceptances being received in respect of not less than 75 per cent. (or such lesser percentage as Universe may decide in accordance with the Takeover Code) in nominal value of the Star Shares to which the Takeover Offer relates, which conditions shall be incorporated in the Takeover Offer Document;

"Takeover Offer Document" means, if following the date of this Agreement Universe elects to implement the Acquisition by way of the Takeover Offer in accordance with clause 3.3, the document to be despatched to Star Shareholders and others by Universe (or such other entity as it may elect) containing, amongst other things, the Takeover Offer, the Takeover Offer Conditions and certain information about Universe and Star and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

"Timetable" means (i) if the Scheme is (or is to be) implemented, the indicative timetable for the Scheme set out in Schedule 2; (ii) if the Takeover Offer is (or is to be) implemented, such indicative timetable (which complies with the requirements of the Takeover Code) as may be notified in writing by Universe to Star as soon as reasonably practicable following Universe making a valid election in accordance with clause 3.3;

"UK Listing Authority" means the UK Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom for the purposes of Part VI of the Financial Services and Markets Act 2000; and

"Universe Directors" means the members of the executive committee of Universe.

1.2	In this Agreement, unless the context otherwise requires:

(a)
references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(c)
references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	references to time are to local time in London; and

(e)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3
Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above.

2.	IMPLEMENTATION OF THE ACQUISITION

2.1
Subject to clause 3.3 and to compliance, where applicable, by Universe with its obligations under this Agreement and/or the provision by Universe of its approval to the form of the relevant documentation (in terms reasonably satisfactory to Universe) and subject to the requirements of its directors' fiduciary and statutory duties, Star undertakes to (and undertakes to procure that the other members of its Group will) take all steps as are necessary to implement the Acquisition by way of the Scheme, subject to, the Conditions and, so far as reasonably possible, within the Timetable.

2.2
The principal terms of the Acquisition shall be as set forth in the Conditions, the terms as set out in the Rule 2.5 Announcement and such other terms or other modifications as the parties may agree in writing.  Unless and until this Agreement is terminated in accordance with its terms, each of the parties shall use all reasonable endeavours to implement the Acquisition and to achieve satisfaction of the Conditions as promptly as practicable, save that nothing in this Agreement shall oblige Universe to (i) waive any of the Conditions or treat them as satisfied or (ii) give any undertakings or commitments to any Relevant Authority.

2.3
Without prejudice to the generality of clauses 2.1 and 2.2, each of Bidco and Universe undertakes to Star and Star undertakes to Bidco and Universe (to the extent that such steps have not already been taken prior to the date hereof):

(a)
to make as promptly as reasonably practicable and in accordance with any applicable time limits (and any extension thereof that may be granted), all such notifications or filings with any appropriate Relevant Authorities, whether jointly or separately (as may be required by applicable law), as are necessary for the implementation of the Acquisition, the obtaining of the Clearances, and/or the satisfaction of the Conditions, subject, in the case of Star only, to Universe having notified Star in writing of the notifications or filings required to be made by Star under this clause and it being acknowledged by the parties that no party intends to make any filings with any anti-trust authority in connection with the Acquisition;

(b)
to provide as promptly as practicable, in consultation with the other party, such information or documentation as requested by a Relevant Authority, whether or not any notification has been made to it under applicable law; and

(c)
promptly to notify the other party of, and provide copies of, any material communications (whether oral or written) received from or made to a Relevant Authority in connection with the obtaining of the Clearances, the satisfaction of the Conditions and the implementation of the Acquisition, save in respect of any information the disclosure of which would, in the reasonable opinion of the party concerned, adversely affect its legitimate business interests, provided that in such circumstances a copy of such communication is provided to the other party's external counsel on an "external counsel" basis and a non-confidential version of the same (or a non-confidential summary of a non-written communication) is provided to the other party, and provided further that Star shall not make any oral or written submissions to any Relevant Authority without obtaining the approval of Universe or its external counsel to the content of any such submission.

2.4	Universe undertakes to:

(a)
consult with Star as to the form and content of any notification, filing, response to a request for information or other submission (together the "Submissions") to be made to a Relevant Authority in connection with the implementation of the Acquisition, save that where such information is reasonably considered by Universe to be commercially sensitive, Universe shall only provide such information (or, at its option, provide such information to Star's legal advisers on an external counsel only basis) where it is reasonably practicable to do so;

(b)
use all reasonable endeavours to procure that Star and its external legal advisers are able to attend meetings and participate in any discussions with any Relevant Authority in relation to the Acquisition, save where such meetings and discussions are likely to involve discussions of information that is commercially sensitive to Universe (in which event, Universe shall use reasonable endeavours to procure that Star's legal advisers are able to participate) or where the discussions relate to Universe only;

(c)
procure that relevant drafts or re-drafts of any Submissions are provided to Star as soon as practicable and in sufficient time to allow Star and its advisers to provide comments thereon, save that where such drafts or re-drafts contain information that is reasonably considered by Universe to be commercially sensitive, Universe shall only provide such information (or, at its option, provide such information to Star's legal advisers on an external counsel only basis) where it is reasonably practicable to do so; and

(d)	take reasonable account of the comments of Star and its advisers on such drafts and re-drafts of any Submission before they are submitted.

2.5
Each of Star and Universe undertakes to keep the other informed reasonably promptly of developments which are material or potentially material to the obtaining of the Clearances by the date of the Scheme Court Hearing, as set out in the Timetable, or which would otherwise materially affect the implementation of the Acquisition.

3.	OBLIGATIONS OF BIDCO, UNIVERSE AND STAR

3.1
Subject to Bidco and Universe complying with Clause 4, Star shall as promptly as reasonably practicable prepare and, subject to any necessary approval of the Panel, the UK Listing Authority and the Court, publish and circulate as promptly as is practicable, and in accordance with the Timetable, and in a manner approved by the Panel, the UK Listing Authority or the Court, as necessary:

(a)	the Scheme Document, form of election and form of proxy;

(b)
such other information, documents, circulars, forms, notices or announcements (as the case may be), as are or may be required by the Takeover Code, the Panel, the Companies Act, the Listing Rules or any applicable laws or regulations in connection with the implementation of the Acquisition; and

(c)	such other information, circulars, forms, notices or announcements (as the case may be) as Universe and Star agree in writing.

3.2
If, and for so long as, the Acquisition is being (or is to be) implemented by way of the Scheme, and without prejudice to the generality of clause 2.1, Star shall (and shall procure that any relevant member of its Group shall):

(a)	as soon as reasonably practicable and in accordance with the Timetable, apply to the Court for leave to convene the Court Meeting and file such documents as may be necessary in connection therewith;

(b)
subject to the approval of Universe, finalise and (where required) settle with the Court the Scheme Circular, all necessary advertisements and forms of proxy and election and (insofar as required) seek the approval of the UK Listing Authority and the Panel in relation to such documents;

(c)
once approved by Universe and the Court, not seek to revise the Scheme Circular, to amend the terms of the Acquisition or to adjourn the Meetings without the prior written consent of Universe and (if applicable) the prior consent of the Panel;

(d)
upon (i) the Court making the order necessary for the purpose of convening the Court Meeting; (ii) any necessary advertisements, the Scheme Circular and forms of proxy and election being settled with the Court; and (iii) such documents being approved by Bidco and Universe, publish the requisite advertisements and arrange for the posting of the Scheme Circular to the Star Shareholders (who are on the register of members of Star on a record date to be agreed with the Court) and others entitled to receive the same, and thereafter publish and/or post such other documents and information as the Court may approve and/or direct from time to time in connection with the due implementation of the Scheme;

(e)
not (unless required by the Court or the Panel) agree to an extension of time in connection with, or to any variation, amendment, withdrawal or non-enforcement (in whole or in part) of, the Scheme without the prior written consent of Universe;

(f)	prior to the Meetings, keep Universe informed, on a regular basis and, in any event, as soon as reasonably practicable following a request from Universe, of:

(i)	the number of proxy votes received in respect of the resolutions to be proposed at the Shareholders' Meeting and the Court Meeting and the identity of the relevant Scheme Shareholders; and

(ii)	the level of take-up of Loan Notes under the form of election;

(g)
acknowledge that Bidco and Universe may, prior to the Shareholders' Meeting, appoint a proxy solicitation agent to facilitate proxy voting by Star Shareholders, subject to prior written notification to Star;

(h)
convene, hold and transact the relevant business at each of the Meetings at the time and date specified in the Scheme Circular (or as soon as practicable thereafter) and propose the resolutions set out in the notices of those meetings (as appropriate) without amendments;

(i)
subject to the Scheme becoming effective by not later than the Longstop Date (or such later date as Universe, Star and the Court may agree) agree and assist in implementing any extension of time limits in the Takeover Code or of the Timetable which Universe reasonably requests to satisfy the Conditions and, if required, the Panel approves;

(j)
following each of the Meetings and assuming the necessary resolutions are passed by the requisite majorities, as soon as practicable (and in accordance with the Timetable) take all necessary steps to seek the sanction of the Court to the Scheme (unless Universe has notified Star in writing that an event has occurred or a circumstance has arisen which Universe considers is sufficiently material for the Panel to permit it to withdraw from the Acquisition), and take any other action reasonably necessary to implement the Acquisition (including, for the avoidance of doubt, reconvening the Court Meeting and any other necessary shareholder meetings if so required by the Court);

(k)
subject to applicable confidentiality, legal and regulatory requirements, co-operate with and provide such details to Universe in relation to the Star Share Schemes as Universe reasonably requires in order to plan and make proposals to the participants of the Star Share Schemes and, if necessary, to communicate with such participants in respect of such proposals which will be consistent with the proposals set out in Schedule 3;

(l)	not allot or issue any Star Shares between 6.00 p.m. on the Business Day before the Reduction Court Hearing and the time upon which the Scheme becomes effective;

(m)	as soon as reasonably practicable following sanction of the Scheme and the confirmation of the Reduction of Capital by the Court, cause office copies of the Court Order to be filed with the Registrar;

(n)
take steps in consultation with Universe to ensure that the issue of shares in accordance with the Scheme becomes effective upon the office copies of the Court Orders and any other necessary documents being filed with the Registrar;

(o)
appoint an appropriate person to execute as transferor an instrument of transfer, or give any instructions to transfer, such Scheme Shares as Scheme Shareholders elect to transfer to Bidco in consideration for the receipt of the Loan Notes; and

(p)
procure that the Star Directors accept responsibility for all the information in the Scheme Circular other than that relating to Bidco, Universe, the Bidco Directors (and, in each case, members of their immediate families related trusts and persons connected with them), the Universe Directors (to the extent required by the Panel), information on Universe's future plans for the Group, its management and employees and the Loan Notes and any other information for which a bidder would customarily accept responsibility in a document such as a Scheme Circular.

3.3
During the period from the date on which the Court Meeting is held (other than where the resolutions required to implement the Scheme are not passed) to the Acquisition Effective Date and subject to all applicable legal and regulatory requirements, Star and Universe will agree in good faith the basis on which Universe, its advisers and its representatives may have reasonable access to the management of Star, members of the Star Group and Star's advisers and material information in relation to the business of the Star Group, in each case for business integration planning purposes.

3.4
Bidco and Universe may elect (with the Panel's consent, if required), at any time by delivering a written notice to Star to that effect, to implement the Acquisition by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Circular has been posted.

3.5
Bidco, Universe and Star agree to the proposals to be made in accordance with Rule 15 of the Code to holders of options and awards granted under the Star Share Schemes in connection with the Acquisition, as set out in Schedule 3.

3.6
Universe shall procure that, in respect of all directors and officers of Star and any members of its Group at the date of this agreement who cease to be a director or officer of Star following the Acquisition Effective Date (each a "Retired Officer"), Bidco or Universe shall maintain directors and officers insurance for their benefit for a period of six years from the retirement date of each such Retired Officer (the "Run Off Cover").  The Run Off Cover shall be with reputable insurers on terms satisfactory to Universe (acting reasonably), for such a sum as Universe and Star agree to be reasonable, acting in good faith, and provide cover at least as broad in its scope as that provided under Star's existing directors and officers insurance as at the date of this agreement.

3.7
Without prejudice to Universe's obligations under clause 3.6 above, Universe agrees that Star will be permitted to purchase Run Off Cover at any time between the date hereof and the Acquisition Effective Date.  Star agrees to consult with Universe before arranging or paying for such insurance cover.  Universe consents, for the purpose of Rule 21 of the Code, to Star arranging and paying for such cover in whole or in part as an extension to existing cover and/or as a separate insurance policy.

4.	PUBLICATION OF THE ACQUISITION DOCUMENT

4.1	Star, Bidco and Universe agree:

(a)
that the Acquisition Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between Star, Bidco and Universe; and

(b)
to co-operate and consult with each other in the preparation and publication of the Acquisition Document or any other document or filing which is required or which Universe and Star (as the case may be) reasonably consider to be necessary for the purposes of implementing the Acquisition.

4.2	If Bidco and Universe implement the Acquisition by way of the Scheme:

(a)
Universe undertakes to provide Star as soon as reasonably practicable with all such information about itself, Bidco, its Group, its concert parties and the Loan Notes as may reasonably be required for inclusion in the Scheme Circular and to provide all such other assistance as may reasonably be required in connection with the preparation of the Scheme Circular, including access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers;

(b)
Star agrees to seek the approval of Universe as to the form and content of the Scheme Circular before it is posted and to afford Universe sufficient time to consider the Scheme Circular in order to give such approval; and

(c)	Star shall not despatch the Scheme Circular until Universe and Bidco have approved it in writing.

4.3
Universe agrees with Star that no Inducement Fee (as defined in the Inducement Fee Letter) will be payable by Star if any failure or inability on its part to comply with its obligations under clauses 3.1 and 3.2 hereof is as a direct result of a failure on the part of Universe or Bidco to comply with their respective obligations under clauses 4.1 and 4.2 of this Agreement, subject to Star having complied with its obligations under this Agreement.

4.4
If Bidco and Universe elect to implement the Acquisition by way of the Takeover Offer, Star undertakes to provide Universe as soon as reasonably practicable with all such information about itself and its Group (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required in connection with the preparation of the Takeover Offer Document, including access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

4.5
Should any supplemental document, circular or announcement be required to be published and/or submitted to the Court in connection with the Acquisition (a "Supplemental Document") Bidco, Universe and Star shall provide such co-operation and information (including such information as is necessary for the Supplemental Document to comply with all applicable legal and regulatory provisions) as the other may reasonably request and is reasonably necessary to finalise and publish promptly such Supplemental Document.

5.	REPRESENTATIONS AND WARRANTIES

Each party represents and warrants to the other that:

(a)	it has the requisite power and authority to enter into this Agreement;

(b)	this Agreement is binding on it in accordance with its terms; and

(c)	the execution and delivery, and performance of its obligations under, this Agreement will not result in:

(i)	a breach of any of its constitutional documents;

(ii)	a breach of, or default under, any instrument to which it is a party or by which it is bound; or

(iii)	a breach of any order, judgment or decree of any court or governmental agency to whose jurisdiction it is subject.

6.	RECOMMENDATION

6.1
Star agrees that any Acquisition Document shall incorporate a unanimous and unqualified recommendation from the Star Directors to vote in favour of the resolutions to be proposed at the Meetings or to accept the Takeover Offer (as the case may be) as they shall do in respect of their own holdings of Star Shares, except to the extent that the Star Directors have determined in good faith (with the benefit of external financial and legal advice) that such recommendation should not be given or should be withdrawn, adversely modified or qualified in order to comply with their fiduciary or statutory duties and provided that Star shall notify Universe as soon as reasonably practicable that the recommendation may not be given or may be withdrawn, adversely modified or qualified.

6.2
Star further undertakes that the Star Directors will not at any time withdraw, adversely modify or qualify their recommendation, or agree to withdraw, adversely modify or qualify their recommendation, except to the extent that the Star Directors have determined in good faith (with the benefit of external financial and legal advice) that such recommendation should not be given or should be withdrawn, adversely modified or qualified in order to comply with their fiduciary or statutory duties or as required under Rule 3.1 of the Code and provided that Star shall notify Universe as soon as reasonably practicable that the recommendation may not be given or may be withdrawn, adversely modified or qualified.

7.	CONDUCT PENDING COMPLETION OF THE TRANSACTION

7.1
Pending the Acquisition Effective Date, and without prejudice to Rule 21 of the Takeover Code and subject to all applicable legal and regulatory requirements, save for any action required to effect the Acquisition or the Scheme, Star shall and shall procure that each member of its Group shall:

(a)
carry on its businesses in the ordinary course and, unless in accordance with the terms of existing arrangements in place prior to the date of this Agreement or with the consent of Universe, shall not:

(i)	without the prior written consent of Universe, not to be unreasonably withheld or delayed:

(A)	incur any commitment or capital expenditure which, individually, amounts to or exceeds £2 million; or

(B)	dispose of any assets which, in the aggregate, amounts to or exceeds £2 million,

in each case, otherwise than in the ordinary course of business; and

(ii)
unless it has given prior written notification to Universe, enter into any contract (whether or not in the ordinary course of business) the value of which, individually, amounts to or exceeds £10 million;

(b)	not enter into any contract, agreement or arrangement unless pursuant to existing arrangements in place, and as disclosed in writing to Universe, prior to the date of this Agreement:

(i)	with any person who is located or domiciled in any country designated as embargoed from time to time by the United States State Department (an "Embargoed Country"); or

(ii)	where any member of the Star Group would be obligated under the terms of such contract, agreement or arrangement, to carry out any work in any Embargoed Country;

(c)
in the case of Star only, disclose to Bidco and Universe as soon as reasonably practicable any matter of which it is actually aware which is reasonably likely to constitute a breach of any of the Conditions, other than that set out in paragraph A.2 of Appendix 1 to the 2.5 Announcement, which would allow Universe to invoke any such Condition so as to cause the Acquisition to lapse;

(d)
in the case of Star only, once the Acquisition Document has been circulated to Star Shareholders, except as required by law or by the Panel (after any rights Bidco or Universe may have to appeal a Panel ruling have been exhausted), not make any amendment or addition to, or otherwise vary, the terms of the Acquisition Document without the prior written approval of Bidco and Universe;

(e)	save with Universe's prior written consent (not to be unreasonably withheld or delayed) not, save as disclosed to Universe on or before the date of this Agreement:

(i)	change the general terms of employment of any members of Star's "executive committee" in any way, other than in the ordinary course of business;

(ii)
enter into any arrangements with the trustees of any pension scheme, in which it or any member of its Group participates, to pay employer contributions to such scheme other than those employer contributions agreed with the trustees as at the date of this Agreement, save as required by law or regulation or the rules of any such scheme or otherwise with the prior written consent of Universe;

(iii)
recommend, declare, announce, pay or make or propose the recommendation, declaration, payment or making of, any bonus, dividend, or other distribution to its shareholders without the prior written consent of Universe;

(iv)
except in respect of options granted at the date of this Agreement under the Star Share Schemes and save as contemplated pursuant to the Scheme, alter the allotted or issued share capital of Star, nor grant any options or other rights to subscribe for any shares under the Star Share Schemes, without the prior written consent of Universe;

(v)	other than as contemplated by clause 7.3, amend the memorandum or articles of association of Star's Group;

(vi)
and, subject always to the fiduciary and statutory duties of Star's directors, otherwise take any action which it knows would or might reasonably be expected to be prejudicial to the successful outcome of the Acquisition or which would or might reasonably be expected to have the effect of preventing any of the Conditions from being fulfilled or resulting in a delay to the Timetable;

(vii)	enter into any loan agreement with any bank or other financial institution, or issue any debt securities; or

(viii)	agree to do any of the above.

7.2	Star shall promptly notify Bidco and Universe if Star becomes aware of any act, matter or thing inconsistent with its obligations contained in clause 7.1.

7.3
Star shall propose to Star Shareholders such changes as Bidco and Universe may reasonably require to Star's articles of association in order to implement the Acquisition in relation to holders of options under the Star Share Schemes.

8.	TERMINATION

8.1	This Agreement may be terminated and, subject to clause 8.2, all obligations of Bidco, Universe and Star under this Agreement shall cease as follows:

(a)	as agreed in writing between Universe and Star at any time prior to the Acquisition Effective Date;

(b)
if the Scheme lapses or terminates, unless Bidco and Universe have elected prior to such time or elect within five Business Days following such time, to implement the Acquisition by way of the Takeover Offer in accordance with clause 3.3;

(c)	if Bidco and Universe elect to implement the Acquisition by way of the Takeover Offer, the Takeover Offer is withdrawn by Bidco and Universe (with the consent of the Panel if required) or lapses;

(d)
upon service of a notice by Bidco and Universe on Star if at any time prior to satisfaction of the Conditions a person not acting in concert with Bidco and Universe unconditionally acquires more than 50 per cent. of Star's then issued ordinary share capital;

(e)
upon service of a written notice by Bidco and Universe on Star if the recommendation of the Star Directors contained in the Rule 2.5 Announcement is withdrawn, qualified or modified adversely at any time prior to the Scheme Court Hearing;

(f)
upon service of a written notice by Star on Universe if, to comply with their fiduciary and/or statutory duties (having taken external legal advice prior to the service of such notice), the recommendation of the Star Directors contained in the Rule 2.5 Announcement is withdrawn, qualified or modified adversely at any time prior to the Scheme Court Hearing; or

(g)	if the Acquisition Effective Date has not occurred by the Longstop Date.

8.2
Termination of this Agreement shall be without prejudice to the rights of either of the parties which have arisen prior to termination, including (without limitation) any claim in respect of a breach of this Agreement.  Clauses 1 (Definitions and Interpretation), 3.5, 3.6 and 3.7 (Obligations of Bidco, Universe and Star), 4.3 (Publication of the Acquisition Document), 9 (Costs), 11 (Entire Agreement) and 12 (Miscellaneous) shall survive termination of this Agreement.

9.	COSTS

Without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by either party of the terms of this Agreement), each party shall pay its own costs and expenses in connection with or incidental to the Acquisition.

10.	ANNOUNCEMENTS

10.1
Subject to clause 10.2, prior to the satisfaction or waiver (as the case may be) of the Conditions, no announcement or statement shall be made regarding the Acquisition except on a joint basis or on terms agreed in advance by the other party (such agreement not to be unreasonably withheld or delayed).

10.2	The restriction in clause 10.1 shall not apply:

(a)
to any announcement or statement required by applicable law, regulation, court order, Regulatory Authority or the rules of any stock exchange provided that the party required to make such an announcement or statement will, if practicable, consult with the other party as to the content and timing of such announcement or statement and the extent of the required disclosure;

(b)	to any announcement or statement following an announcement or statement by a third party of a possible offer, or firm intention to make an offer, for Star; or

(c)	after the recommendation of the Star Directors is withdrawn, adversely modified or qualified in accordance with clause 6.1.

11.	ENTIRE AGREEMENT

11.1
This Agreement, the Inducement Fee Letter and the Confidentiality Agreement constitutes the entire agreement between the parties relating to the Acquisition and, together, supersede any previous agreement whether written or oral between the parties in relation to the Acquisition, except that the confidentiality provisions in the Confidentiality Agreement shall remain in full force and effect in accordance with the terms of such agreement.

11.2
Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement, the Inducement Fee Letter or the Confidentiality Agreement. If there is any inconsistency between the terms of the Confidentiality Agreement and this Agreement the relevant terms of this Agreement shall prevail.  Save as set out in Clause 4.3 (which shall prevail over the terms of the Inducement Fee Agreement), if there is any inconsistency between the terms of the Inducement Fee Letter and this Agreement, the Inducement Fee Letter shall prevail.

11.3
Except in the case of fraud, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement, the Inducement Fee Letter or the Confidentiality Agreement.

11.4
For the purposes of this clause, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement, the Inducement Fee Letter or the Confidentiality Agreement made or given by any person at any time prior to the date of this Agreement.

12.	MISCELLANEOUS

12.1
Notices under this Agreement shall be given in writing, by personal delivery, pre-paid recorded delivery mail, by facsimile transmission or by courier, and shall be effective when duly given in accordance with clause 12.2.  Notices shall be given as follows:

(a)	if to Star:

Scott Wilson Group plc

Scott House
Alençon Link
Basingstoke
RG21 7PP

FAO:       The Company Secretary
Fax:          +44 (0) 1256 310 201

with a copy to:

Mayer Brown International LLP

201 Bishopsgate

London  EC2M 3AF

FAO:       Richard Page (Partner)

Fax:          +44 (0) 203 130 8779

(b)	if to Bidco or Universe:

URS Corporation

600 Montgomery Street
26th Floor
San Francisco
CA 94111
United States of America

FAO:       Joe Masters (Vice President, General Counsel and Secretary)

Fax:          +1 (415) 834 1506

with a copy to:

Ashurst LLP

Broadwalk House
5 Appold Street
London EC2A 2HA
United Kingdom

FAO:       Richard Gubbins (Partner)

Fax:          +44 (0) 207 638 1112

12.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered personally, on delivery;

(b)	if sent by pre-paid recorded delivery mail, at 10.00 a.m. on the second Business Day following the date of posting;

(c)	if sent by facsimile, when sent (with receipt confirmed); and

(d)	if sent by courier, on delivery.

12.3	The provisions of this Agreement may be modified or amended only by written agreement between Universe and Star.

12.4
None of the parties to this Agreement may (or purport to) assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it without the prior written consent of the other parties.

12.5	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

12.6
If any provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, but would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this Agreement shall not be affected.

12.7
This Agreement, may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

12.8
This Agreement, and the non-contractual obligations arising from or related to it, shall be governed by and construed in accordance with English law and the parties submit to the exclusive jurisdiction of the English Courts.

12.9
Nothing in this Agreement, the Inducement Fee Agreement or the Confidentiality Agreement shall oblige the Company to pay an amount which the Panel determines would not be permitted by Rule 21.2 of the Code.

IN WITNESS whereof this agreement has been executed on the date first above written.

SCHEDULE 1

Form of Rule 2.5 Announcement

SCHEDULE 2

Scheme Timetable

Stage		Indicative Date
	Execute this Agreement	28 June 2010
	Issue Rule 2.5 Announcement	28 June 2010
	Part 8 Claim Form issued	29 June 2010
	Hearing of the Part 8 Claim Form for leave to convene the Court Meeting	6 July 2010
	Post Scheme Circular	7 July 2010
	Court Meeting and Shareholders' Meeting	30 July 2010
	Scheme Court Hearing	7 September 2010
	Reduction Court Hearing	9 September 2010
	Effective date of the Scheme	10 September 2010

SCHEDULE 3

The Star Share Schemes

1.	Introduction

Bidco, Universe and Star agree that the options and other awards held by participants in the Star Share Schemes shall be dealt with in accordance with the terms of this Schedule.

2.	Appropriate Proposals

2.1
Universe and Star agree that the proposals ("Proposals") to participants ("Participants") in the Star Share Schemes set out in this Schedule are appropriate proposals for the purposes of Universe and Bidco's obligations under Rule 15 of the Takeover Code.

2.2
Subject to applicable confidentiality, legal and/or regulatory requirements, Star undertakes to Universe to co-operate with and to provide such information in writing to Universe in relation to the Star Share Schemes as Universe may reasonably require.

3.	Commercial Intention

3.1
Universe and Star agree that it is their joint commercial intention that, subject to the rules of the Star Share Schemes, options and awards under the Star Share Schemes become exercisable and/or vest as a consequence of the Acquisition being effected.  The Proposals, where appropriate, will include provisions for cashless exercise and for Participants to transfer shares acquired under the Star Share Schemes to spouses or civil partners.

3.2
In the light of the commercial intention of the parties, Bidco, Universe and Star agree that if the Acquisition is effected by way of a scheme of arrangement, and company law counsel is of the opinion that the scheme of arrangement is not for the purposes of or in connection with the reconstruction of Star or its amalgamation with another company, Star shall document the scheme of arrangement as "a general offer structured as a scheme of arrangement" if this will assist in enabling options and awards held under any of the Star Share Schemes to be exercised pursuant to the rules of these plans in consequence of a general offer.

3.3
For the avoidance of doubt, Universe shall not offer Participants the opportunity either (i) to surrender their rights for a cash consideration or (ii) to surrender or exchange their rights to acquire Star Shares for equivalent rights to acquire Universe Shares.

4.	Documentation and Communications

4.1
Star shall, in conjunction with Universe, prepare documentation to be sent to participants in the Star Share Schemes outlining the anticipated effect of the Scheme on their contractual rights and incorporating the Proposals.

4.2
Star agrees to consult with Universe as to the content of the documentation, to seek the approval of Universe (not to be unreasonably withheld or delayed) to the content of such documentation, so far as it relates to the Proposals, and to afford Universe sufficient time to consider the documentation.

5.	Discretions and Vesting Criteria

Star agrees that it shall not, without prior consultation with Universe and affording Universe sufficient time to consider and comment on the same, either:

5.1
exercise any discretion in a manner that would increase the number of shares in respect of which any rights under the Star Share Schemes would otherwise vest or become exercisable but for the exercise of such discretion; or,

5.2
determine the extent to which any vesting condition to which any right under the Star Share Schemes may be subject shall have been met save to the extent that any such determination has been made prior to the date of this Agreement.

6.	Articles of Association of Star

The articles of association of Star shall be amended such that Star shares issued or transferred after the Reduction Record Time pursuant to the exercise or vesting of options or awards under the Star Share Schemes shall be automatically acquired by Universe on payment by Universe to the participant on the same terms as are available to other holders of Star Shares under the Scheme save as regards the Loan Note Alternative which shall not be available.

7.	Employee Benefit Trust

7.1	Star and Universe shall consult with one another with a view to establishing agreement as to the optimum distribution of Star shares held by the trustee of the Star Employee Benefit Trust.

7.2
If so requested by Universe, and only if so requested, Star shall exclude all or any of the trustee's holding of Star Shares from the Scheme in order to enable the Star Employee Benefit Trust to use such Star Shares to satisfy the exercise of options and vesting of awards under the Star Share Schemes following the Reduction Record Time.

7.3
Star shall, in consultation with Universe, transmit written recommendations from Star (by way of a letter of wishes) requesting the trustee to consider and, if thought fit, to resolve that the trustee shall:

(a)	transfer Star Shares to satisfy rights under the Share Schemes to the greatest possible extent; and

(b)	continue to co-operate with Star in the provision of benefits following implementation of the Scheme, to the extent of the trust fund remaining after discharge of its debts and liabilities.

Signed by for and on behalf of UNIVERSE BIDCO LIMITED by:	) ) ) )

Signed by for and on behalf of URS CORPORATION by:	) ) ) )

Signed by for and on behalf of SCOTT WILSON GROUP PLC by:	) ) ) )